SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, February 24, 2006

São Paulo Stock Exchange
Nelson Barroso Ortega
Corporate Relations Manager

Dear Sir,

In reply to the Official Letter GAE/SAE 0272/06 sent on February 22, 2006, the Company announces that the information presented in a Public Meeting, held at APIMEC São Paulo headquarters, regards the average of independent analysts who issue reports about the Company. The presentation with such information was filed with the Brazilian Securities and Exchange Commission (CVM) and is also available on the Company’s website.

We are available for any further necessary clarifications.

Sincerely,

Leonardo P. Gomes Pereira
Chief Financial Officer and Investor Relations Officer
NET SERVIÇOS DE COMUNICAÇÃO S.A.

GAE/SAE 0272-06
February 22, 2006

Net Serviços de Comunicação S.A.
Investor Relations Officer
Mr. Leonardo Porciúncula Gomes Pereira

Dear Sir,

In a news published by Gazeta Mercantil Agency, on February 22, 2006, it is stated, among other information, that Net:

•	Estimates that its total revenues may surpass US$1billion in 2006;

•	Will record an EBITDA Margin above 25% in 2006.

We are hereby requiring clarifications on the aforementioned news, as well as other information considered relevant.

Sincerely,

Nelson Barroso Ortega
Corporate Relations Management
São Paulo Stock Exchange

c.c.	CVM – Brazilian Securities and Exchange Commission
Ms. Elizabeth Lopez Rios Machado – Company Relations Superintendent
Mr. Waldir de Jesus Nobre – Market and Broker Relations Superintendent

We clarify that the response from this company should be exclusively sent through the IPE System, by selecting the category: Comunicado ao Mercado, followed by Tipo: Esclarecimentos sobre consultas CVM/Bovespa. This procedure will result in simultaneous file transmission to Bovespa and CVM.

For the market’s better understanding, the file to be sent should include this consultation before the company’s response.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.